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SEC FILE NUMBER
8-47393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAI Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2800 Century Pkwy NE, Suite 650
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R. Carter	813-442-1645	anac@daisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Fl 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/23/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Covington , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DAI Securities LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Craig Covington

Title:

President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DAI oath (short) -123125

Final Audit Report   2026-03-27

Created:	2026-03-27
By:	Laina Rajala (lainar@daisecurities.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAyPHxw6Ufpfq0H3itC59jfZwnzWRE0YzJ

"DAI oath (short) -123125" History

Document created by Laina Rajala (lainar@daisecurities.com)
2026-03-27 - 8:01:08 PM GMT

Document emailed to Craig Covington (craigc@daisecurities.com) for signature
2026-03-27 - 8:01:23 PM GMT

Email viewed by Craig Covington (craigc@daisecurities.com)
2026-03-27 - 8:10:56 PM GMT

Document e-signed by Craig Covington (craigc@daisecurities.com)
Signature Date: 2026-03-27 - 8:11:46 PM GMT - Time Source: server

Agreement completed.
2026-03-27 - 8:11:46 PM GMT

CONTENTS



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Members of DAI Securities, LLC
Mankato, Minnesota

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DAI Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2022.

New York, New York
March 27, 2026

DAI SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 2,477,354
Accounts receivable	725,738
Receivable from related party	446,827
Prepaid expenses	237,447
Clearing deposits	100,000
Fixed assets, net	17,674
Right of use assets, net of accumulated amortization	523,469
TOTAL ASSETS	**$ 4,528,509**

Liabilities and Members' Equity

Accounts payable	$ 677,160
Unearned revenues	26,000
Accrued commission	604,032
Accrued liabilities	62,121
Lease liabilities	563,203
Total Liabilities	1,932,516
Members' Equity	2,595,993
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 4,528,509**

See notes to financial statement.

DAI SECURITIES, LLC
Notes to Financial Statement
December 31, 2025

Note 1 – <u>Nature of Business and Summary of Significant Accounting Polices</u>

Nature of Business:

DAI Securities, LLC (Company), formerly Lewis Financial Group, L.C., was organized in May 1994 as a Louisiana limited liability company. The Company converted the jurisdiction of organization from Louisiana to Minnesota effective May 31, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Securities Investor Protection Corporation (SIPC) and is a member of the Financial Regulatory Authority (FINRA). The Company's corporate office is in Atlanta, Georgia.

The Company's primary operations consist primarily of providing mutual fund and insurance brokerage, private placement of securities on best efforts and due diligence services related to private placements. The majority of the Company's customers are individuals located through the United States.

Significant Accounting Policies:

<u>Cash and cash equivalents</u>

The Company's cash consists of cash on deposit with banks. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – <u>Nature of Business and Summary of Significant Accounting Polices (continued)</u>

<u>Accounts Receivable and ASC 326 Allowance for Credit Losses</u>

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including trades placed directly with the issuer and/or sponsor company. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of the daily settlement and direct purchases with sponsor companies, the amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

The Company accounts for estimated credit losses on financial assets at an amortized cost basis and certain off-balance sheet credit exposures, if any, in accordance with FASB ASC 326-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

An allowance for credit losses is established when the company records estimated credit losses. Changes to the estimated credit losses are recorded through the provision for credit loss expense. A receivable is charged off by management as a loss when deemed uncollectible, although collection efforts continue, and recoveries may occur. No allowance for credit losses was considered necessary at December 31, 2025.

<u>Accounting Policies for Leases</u>

The Company is a lessee in several non-cancellable operating leases, for office space and certain office equipment which are accounted for under FASB ASC 842 Leases. Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

Lease liabilities

A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of all but one of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at

Note 1 – <u>Nature of Business and Summary of Significant Accounting Polices (continued)</u>

the commencement date for each lease that does not contain an implicit rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets

A lessee's ROU asset is measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Unearned revenues

The Company holds an annual conference that is sponsored by certain business partners. Payments for these sponsorships may be received in advance in which case they are reflected as unearned revenues of the Statement of Financial Condition until the conference takes place, at which time they are recognized as other income of the Statement of Income.

Deposits with Clearing Brokers

The Company has $100,000 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company's or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2025.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company has had no historical losses and continuously monitors its credit and market risk exposure. The Company believes that it is unlikely it will have to make payments

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

Accounting policy election for short-term leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset with the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Accounting policy election for lease and non-lease components

The Company has elected, by class of underlying asset, for all asset classes, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Income Taxes

The Company is a partnership. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 15-1. At December 31, 2025 the Company had net capital of $1,771,839, which was $1,677,903 in excess of its required net capital of $93,936. The ratio of aggregate indebtedness to net capital was 0.7952 to 1.

In January 2026 the Company made a capital distribution of $825,000 to its members.

Note 3 – Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer to provide clearing, execution and related securities services. The agreement requires the Company to maintain a minimum of $100,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge.

Note 4 – Concentration of Credit Risk and Off-Balance Sheet Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2025, the Company exceeded the federally insured limit by $2,226,854. Cash balances fluctuate on a daily basis.

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries accounts of the customers of the Company is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 5 – Contingencies

The Company's business subjects it to various claims, regulatory examinations and actions, and other proceedings in the ordinary course of business. There is currently one pending claim or legal proceeding against the Company, in which the company is a named respondent in conjunction with multiple other broker dealers. This action could negatively impact the financial condition, results of operations or cash flows of the Company; however, this claim has been tendered to the Company's Insurance company and is being rigorously defended through outside counsel. The case is too early to conclude on a range of estimated losses; therefore, there is no liability recognized as of December 31, 2025.

Note 6 – <u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual fund and insurance commissions, private placement commissions and due diligence fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 7 – <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2025, through March 27, 2026, the date which the financial statements were available to be issued and there were no subsequent events identified other than a distribution to members in January 2026.